UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

API Technologies Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00187E104

(CUSIP Number)

Vintage Albany Acquisition, LLC

c/o Vintage Capital Management, LLC

Brian R. Kahn

4705 S. Apopka Vineland Rd. Suite 210

Orlando, Florida 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00187E104

1.	Names of Reporting Persons. Vintage Albany Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.7%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 55,427,050 shares of common stock, par value $0.001 per share, outstanding as of October 2, 2015, as reported in the Form 10-Q for the quarterly period ended August 31, 2015 of API Technologies Corp.

CUSIP No. 00187E104

1.	Names of Reporting Persons. Vintage Albany Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.7%*
14.	Type of Reporting Person (See Instructions) PN

*	Percentage calculated based on 55,427,050 shares of common stock, par value $0.001 per share, outstanding as of October 2, 2015, as reported in the Form 10-Q for the quarterly period ended August 31, 2015 of API Technologies Corp.

CUSIP No. 00187E104

1.	Names of Reporting Persons. Vintage Albany Partners GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.7%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 55,427,050 shares of common stock, par value $0.001 per share, outstanding as of October 2, 2015, as reported in the Form 10-Q for the quarterly period ended August 31, 2015 of API Technologies Corp.

CUSIP No. 00187E104

1.	Names of Reporting Persons. Vintage Capital Management, LLC.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.7%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 55,427,050 shares of common stock, par value $0.001 per share, outstanding as of October 2, 2015, as reported in the Form 10-Q for the quarterly period ended August 31, 2015 of API Technologies Corp.

CUSIP No. 00187E104

1.	Names of Reporting Persons. Kahn Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.7%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 55,427,050 shares of common stock, par value $0.001 per share, outstanding as of October 2, 2015, as reported in the Form 10-Q for the quarterly period ended August 31, 2015 of API Technologies Corp.

CUSIP No. 00187E104

1.	Names of Reporting Persons. Brian R. Kahn
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.7%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 55,427,050 shares of common stock, par value $0.001 per share, outstanding as of October 2, 2015, as reported in the Form 10-Q for the quarterly period ended August 31, 2015 of API Technologies Corp.

CUSIP No. 00187E104

1.	Names of Reporting Persons. Andrew M. Laurence
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.7%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 55,427,050 shares of common stock, par value $0.001 per share, outstanding as of October 2, 2015, as reported in the Form 10-Q for the quarterly period ended August 31, 2015 of API Technologies Corp.

CUSIP No. 00187E104

1.	Names of Reporting Persons. Jeremy R. Nowak
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 22,000,000
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 22,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.7%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 55,427,050 shares of common stock, par value $0.001 per share, outstanding as of October 2, 2015, as reported in the Form 10-Q for the quarterly period ended August 31, 2015 of API Technologies Corp.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on January 31, 2011 (the “Original 13D” and, together with Amendment No. 1, the “Schedule 13D”) with respect to the items and matters described below. Capitalized terms used but not defined herein have the meanings set forth in the Original 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

JFL Merger Agreement

On February 28, 2016, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RF1 Holding Company (“Parent”) and RF Acquisition Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of Parent, as described in the Issuer’s Current Report on Form 8-K, filed on March 1, 2016 (the “March 1, 2016 8-K”). Parent and Merger Sub are affiliates of private equity firm J.F. Lehman & Company. The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the March 1, 2016 8-K.

Stockholder Consent

On February 29, 2016, Vintage Albany Acquisition and Steel Excel Inc. (“Steel” and together with Vintage Albany Acquisition, the “Majority Shareholders”), the record and beneficial owners of 22,000,000 and 11,423,278 shares, respectively, approved the Merger and adopted the Merger Agreement by written consent (the “Written Consent”). Together, the Majority Shareholders hold over a majority of the outstanding shares. The approval by the Majority Shareholders constitutes the required approval of the Merger and adoption of the Merger Agreement by the Issuer’s stockholders under the Delaware General Corporation Law and the Company’s certificate of incorporation.

By executing the irrevocable Written Consent, each of the Majority Shareholders has agreed, among other things, (1) not to transfer any shares at any time prior to the consummation of the Merger, (2) to irrevocably waive any rights to appraisal of the fair value of any of its shares and (3) to forego participation as a plaintiff or member of a plaintiff class in any action with respect to any claim based on its status as a stockholder of the Issuer relating to the negotiation, execution or delivery of the Written Consent or the consummation of (but not the failure to consummate) the Merger and to affirmatively waive and release any right or claim of recovery or recovery in any settlement or judgment related to any such action reasonably requested by Parent in writing. Parent is a third party beneficiary of the waivers and agreements set forth in the Written Consent.

The foregoing description of the Written Consent does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Written Consent, which is attached as Exhibit 4 hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Item 6 of the Schedule 13D is amended and restated as follows:

On January 21, 2011, Issuer and Vintage Albany Acquisition entered into a Registration Rights Agreement.

On January 31, 2011 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

On February 29, 2015, Vintage Albany Acquisition executed the Written Consent. The information set forth or incorporated by reference in Item 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Other than as described herein, the Reporting Persons filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Item 7 of this Schedule 13D is supplemented as follows:

Exhibit 3: Agreement and Plan of Mergers, dated as of February 28, 2016, by and among the API Technologies Corp., RF1 Holding Company and RF Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on March 1, 2016).

Exhibit 4: Written Consent of the Stockholders of API Technologies Corp., dated as of February 29, 2016, executed by the Vintage Albany Acquisition, LLC and Steel Excel Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2016	/s/ Brian R. Kahn
Brian R. Kahn, for (i) himself; (ii) as the sole member of Kahn Capital, LLC, (iii) as member of Vintage Capital Management, LLC and Vintage Albany Partners GP, LLC, the general partner of Vintage Albany Partners, L.P., sole member of Vintage Albany Acquisition, LLC.

Date: March 2, 2016	/s/ Andrew M. Laurence
Andrew M. Laurence for himself

Date: March 2, 2016	/s/ Jeremy R. Nowak
Jeremy R. Nowak for himself

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement dated as of January 31, 2011 by and among Vintage Albany Acquisition, Vintage Albany Partners LP, Vintage Albany Partners LLC, Vintage Capital, Kahn Capital, Brian Kahn, Andrew Laurence and Jeremy Nowak.*

2	Registration Rights Agreement dated as of January 21, 2011 between API Technologies Corp. and Vintage Albany Acquisition, LLC.*

3	Merger Agreement, dated as of February 28, 2016, by and among the API Technologies Corp., RF1 Holding Company and RF Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on March 1, 2016).

4	Written Consent of the Stockholders of API Technologies Corp., dated as of February 29, 2016, executed by the Vintage Albany Acquisition, LLC and Steel Excel Inc.

*	Previously Filed